NYMOX

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Nymox Pharmaceutical Corporation
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www.nymox.com

For Immediate Release:

Nymox Reports Victory in Bahamas Litigation Against Terminated Ex-Employees – Court Awards Costs and Damages

IRVINE CA, March 27, 2024. Nymox Pharmaceutical Corporation ("Nymox") (OTC Markets - NYMXF) is pleased to report that the Bahamas Supreme Court has issued a formal Order officially putting an end to the Bahamas litigation brought by terminated ex-employees. The Order also awards to Nymox its costs incurred in defending the ill-conceived lawsuit, as well as damages Nymox has suffered as a result of the litigation.

The Court order states the following:

1. The Interim Injunction Order is set aside;
2. The damages caused to the Company shall be assessed by a Registrar and paid by the Claimants (the persons who filed the lawsuit); and
3. The Claimants shall pay the Company's net costs for the entire Action.

This is the first of more than one action by and between the Company and Randall Lanham, (former General Counsel for Nymox), Chris Riley, (former short-term CFO), Richard Cutler (former external Counsel and member of Board), and their financial backers.

Dr. Paul Averback, the Company CEO stated: "The malfeasances by these persons has been a costly and time-consuming distraction for our hard-working diligent management and Board, and our great supportive shareholders. We have much more important and more positive things to do. Our shareholders were not fooled by the transparent mischief initiated with these attempts to take control of company properties, which these individuals did not make, develop, own, or even faintly or remotely understand on any adequate technical or business level. We are delighted to continue to celebrate the departure of these individuals after they were fired last year, and the court verdict is a positive further step forward. The amounts of expenses plus damages is in process, and we will report further when we have that exact information. A hands down victory for Nymox and for our great shareholders."

Dr. Averback continued: "The Company has 2 submissions under review for its Nymozarfex (TM) drug treatment for prostate enlargement. The Company also has the drug in development for prostate cancer. We are very happy to report that the work of the Company has proceeded methodically. We cannot guarantee things that we do not control. One thing we do control, and we can guarantee, is that our extended team gives 110% and does the maximum, -- we are working for our shareholders, and in their best interests."

About NYMOX

Nymox is in the process of submitting applications for the approval to market the Company's first in class drug NYMOZARFEX (TM) to treat the symptoms of benign prostatic hyperplasia (BPH). BPH is one of the most common

conditions affecting middle aged and elderly men throughout the world. BPH can be devastating to men who suffer from the condition. Current treatments are associated with numerous intolerable side effects including sexual problems, such as impotence and retrograde ejaculation. Medications for BPH have been associated with prostate cancer, depression, gynecomastia and other adverse effects. The majority of men stop taking the available medications due to these and other problems. Surgery is often needed for advanced BPH. Surgery is usually effective but it is not without risks, including the discomforts of surgery in general and possible side effects of BPH surgery specifically, such as permanent retrograde ejaculation for many patients.

Nymox recently reported 10-year follow-up new data on all available patients from its U.S. clinical trial of NYMOZARFEX (TM) for the treatment of low grade localized prostate cancer. The available long-term data newly assessed, confirmed that all available data shows that the NYMOZARFEX (TM) treatment had important and statistically significant benefit for reducing the long-term progression of these prostate cancers.

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials involving overall more than 1750 patients with over 1600 injections administered including over 1200 NYMOZARFEX (TM) administrations. NYMOZARFEX (TM) has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and its Quarterly Reports.